Best Bank In Town
Since 1872

Third Quarter 2011 Earnings Conference Call

October 20, 2011

Kelly S. King
Chairman and Chief Executive Officer

Daryl N. Bible
Chief Financial Officer

Clarke R. Starnes
Chief Risk Officer



Forward-Looking Information

This presentation contains forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current facts or statements about beliefs and expectations are forward-looking statements. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions are intended to identify these forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) disruptions to the credit and financial markets, either nationally or globally, including the impact of the recent downgrade of the U.S. government obligations by one of the credit rating agencies and the adverse effects of the ongoing sovereign debt crisis in Europe; (3)changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (4) competitive pressures among depository and other financial institutions may increase significantly; (5) legislative or regulatory changes, including changes resulting from the adoption and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (6) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (7) reduction in BB&T's credit ratings; (8) adverse changes may occur in the securities markets; (9) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T and may be subject to different regulatory standards than BB&T; (10) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected; (11) unpredictable natural or other disasters could have an adverse effect on BB&T in that such events could materially disrupt BB&T's operations or the ability or willingness of BB&T's customers to access the financial services BB&T offers; (12) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames; and (13) deposit attrition, customer loss and/or revenue loss following completed mergers and acquisitions, may be greater than expected. These and other risk factors are more fully described in BB&T's Annual Report on Form 10-K for the year ended December 31, 2010 under the section entitled "Risk Factors Related to BB&T's Business," and from time to time, in other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Actual results may differ materially from those expressed in or implied by any forward-looking statements. Except to the extent required by applicable law or regulation, BB&T undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Non-GAAP Information

This presentation contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the corporation's performance and the efficiency of its operations. Management believes that these non-GAAP measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods as well as demonstrating the effects of significant gains and charges in the current period. The company believes that a meaningful analysis of its financial performance requires an understanding of the factors underlying that performance. BB&T's management believes that investors may use these non-GAAP financial measures to analyze financial performance without the impact of unusual items that may obscure trends in the company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. In this presentation, these measures are generally marked as "non-GAAP" and are accompanied with disclosure regarding why BB&T's management believes such measures are useful to investors. Below is a listing of the types of non-GAAP measures used in this presentation:

❖ Tangible common equity and Tier 1 common equity ratios are non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

❖ Asset quality ratios have been adjusted to remove the impact of acquired loans and foreclosed property covered by the FDIC loss sharing agreements as management believes their inclusion results in distortion of those ratios and may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

❖ Fee income and efficiency ratios are non-GAAP in that they exclude securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting and other selected items.

A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is included on the Investor Relations section of BB&T's website (*www.BBT.com/investor*) and as an appendix to this presentation.

2011 Third Quarter Highlights[1]

Earnings
- Net income available[2] totaled $366 million, up 74.3% vs. 3Q10
- EPS totaled $0.52, up 73.3% vs. 3Q10
- Strongest quarterly earnings in 3 years

Revenues
- Tax-equivalent net interest income totaled $1.5 billion, up 18.3% vs. 2Q11
- Produced positive operating leverage[4]
- Continue to selectively hire revenue producers

Credit Quality
- Significant progress in credit quality improvement
- OREO, NPLs, performing TDRs, NPL inflows, watch list loans and charge-offs all declined
- NPAs decreased 11.5%[3] and NPA inflows decreased 12.1%

Loans
- Average loan growth was 4.3% vs. 2Q11
- Average loan growth excluding ADC and covered and other acquired portfolios was 7.4% vs. 2Q11
- Growth was broad-based and at a faster pace than last quarter
- Loan growth was led by C&I, direct retail, specialized lending and mortgage

Deposits
- Average noninterest-bearing deposits increased $1.2 billion, or 21.8% in 3Q11 vs. 2Q11
- Average total deposits increased $8.6 billion, or 32.0% vs. 2Q11

[1] Linked quarter growth rates are annualized, except for credit metrics.
[2] Available to common shareholders.
[3] Excludes covered assets.
[4] Excluding securities gains (losses), losses/writedowns on NPA loans, the impact of FDIC loss share accounting, merger-related charges and leveraged lease sale.

Unusual Items Affecting Earnings

$ in millions, except per share impact

	Pretax	After Tax	EPS
Losses and write-downs related to NPA disposition strategy	$(37)	$(23)	$(0.03)
Leveraged lease sale and other tax-related adjustment[1]	(16)	16	0.02
Other than temporary impairment	(39)	(24)	(0.03)

[1] After tax amount includes a tax benefit from the sale of a leveraged lease of $26 million and a tax benefit from federal tax provision to return true up of $6 million.

Balance Sheet Highlights

Lending Highlights

- 3Q11 new production mix 85% C&I / 15% CRE in Community Banking Segment
- Direct Retail posted 5.9% annualized growth in EOP loans vs. 2Q11; September best production month since 2008
  - Growth driven by 1st lien, wealth and small business
- Mortgage applications up 87% compared with 2Q11

Deposits Highlights

- Realized strong growth in checking, money market and CDs
- Gaining more active accounts and fully banked primary relationships

Growing Niche Lending Businesses

- Small ticket consumer finance
- Insurance premium finance
- Commercial equipment finance
- Commercial mortgage
- Prime auto
- Nonprime auto
- Mortgage warehouse lending

Corporate Banking

- Remains middle market focused
- Relationship based
- Avoid leveraged sponsored lending; strict hold limits
- EOP balances increased 16.4% compared with 2Q11; pipelines remain strong
- Benefitting from European fallout for high-quality U.S. credits
- Continue to add lending personnel
- Driving strong deposit growth in corporate banking

Lower Relative Risk Profile

- BB&T's corporate values drive client-focused business strategies
- There has been no change in risk appetite
- Minimal exposure to European banks, no sovereign exposure
- We operate a conservative mortgage operation relative to others
- Recent vintage credits very high quality
- Maintaining consistent limits with focus on granular portfolios
- Disciplined approach to growth strategies

Broad-based Loan Growth



Average Loans Held for Investment
($ in billions)

- $102.3 (3Q10)
- $102.4 (4Q10)
- $102.6 (1Q11)
- $102.8 (2Q11)
- $103.9 (3Q11)

➤ Growth gained momentum during the quarter, with EOP loans up $1.3 billion, an annualized rate of 5.1%

➤ Loan pipelines remain robust

➤ Focus remains on high-quality, granular portfolios

➤ Specialized lending growth reflects seasonal benefit

➤ Average total loan growth is expected to be in the 4% to 6% range annualized for 4Q11 contingent on the economy

Average Loan Growth Highlights[1]
($ in millions)

	3Q11 Average Balance	3Q11 vs. 2Q11 $ Increase (Decrease)	3Q11 vs. 2Q11 Annualized % Increase (Decrease)
C&I	$ 34,280	$ 633	7.5%
Other CRE	11,069	(218)	(7.7)
Sales Finance (Automobile)	7,234	50	2.8
Revolving Credit	2,109	39	7.5
Residential Mortgage	18,818	507	11.0
Specialized Lending	8,652	623	30.8
Direct Retail (Home equity)	13,754	125	3.6
Subtotal	**$ 95,916**	**$ 1,759**	**7.4%**
ADC	2,576	(357)	(48.3)
Covered and other acquired loans	5,390	(288)	(20.1)
Total	**$ 103,882**	**$ 1,114**	**4.3 %**

[1] Excludes Loans Held for Sale.

Driving Growth in Lower Cost Deposits

Average Deposits
($ in billions)



- ➤ Interest bearing deposit cost decreased to 0.65% in 3Q11, compared to 0.72% in 2Q11
- ➤ Money market and CD growth reflects success attracting high-quality deposits from corporate and public funds clients in connection with Basel III liquidity guidelines
- ➤ Growth in CDs picked up despite a 25 bps decrease in cost
- ➤ Average CD maturity is 15 months
- ➤ Management currently expects more moderate deposit growth in 4Q11 and continued reductions in deposit costs

Average Deposit Growth Highlights
($ in millions)

	3Q11 Average Balance	3Q11 vs. 2Q11 $ Increase (Decrease)	3Q11 vs. 2Q11 Annualized % Increase (Decrease)
Noninterest-bearing deposits	$ 23,370	$ 1,219	21.8%
Interest checking	19,004	667	14.4
Money market & savings	42,174	2,786	28.1
Certificates and other time deposits	30,140	4,163	63.6
Foreign deposits – interest-bearing	368	(245)	(158.6)
Total deposits	**$ 115,056**	**$ 8,590**	**32.0%**

Credit Improvement Continues[1]



8.1% Watch list	8.9% NPLs
9.4% Performing TDRs	16.2% OREO
12.1% NPA inflows	11.5% NPAs
7.9% 90 days+ past due and still accruing	17.6% Net charge-offs[2]

> ➤ **Credit improvements expected to continue in 4Q11**

[1] Amounts exclude covered assets and government guaranteed loans where applicable.
[2] Including covered assets, net charge-offs decreased 5.6%.

NPAs Decrease for 6th Consecutive Quarter

Total Nonperforming Assets[1]
($ in millions)



> Down
> ~ $1.2 billion
> vs. 3Q10

- 11.5%[1] reduction in NPAs vs. 2Q11
- Sold approximately $450 million of problem assets this quarter
- Lowest NPA balances in 2 1/2 years
- Management expects NPAs to decrease approximately 5%-10% in 4Q11 assuming no significant economic deterioration

Sales and Inflows of OREO[1]
($ in millions)



> Lowest OREO inflows since 2Q08

- Management is focusing on more aggressive OREO workout strategies, resulting in higher foreclosed property expense, but lower inflows this quarter
- OREO inflows fell 52.8% compared to 2Q11 with continued strong sales exceeding inflows
- More aggressive OREO workout efforts will reduce foreclosed property expenses in 2012

[1] Excludes covered assets.

Formation of New Problem Assets Continue to Decline



Inflows to Nonaccrual Loans
($ in millions)

Legend: ■ Total ◆ Commercial ● Mortgage ▲ Other

NPL Inflows Down 45.6% vs. 3Q10



Total Performing TDRs [1,2]
($ in millions)

- 3Q10: $1,639
- 4Q10: $1,476
- 1Q11: $1,309
- 2Q11: $1,178
- 3Q11: $1,067

TDRs Down 34.9% vs. 3Q10

- Total NPA inflows decreased 12.1% compared to 2Q11; commercial loan inflows down 19.0%
  - Early credit indicators suggest continued improvement in inflows
    - 90 days or more past due and still accruing decreased 7.9%
    - 30-89 days up 5.7%; excluding seasonal factors in mortgage and specialized lending, 30-89 days down 1.9%
    - Early stage delinquencies return to normalized levels; similar to 2006 results
- Performing TDRs decreased 9.4% linked quarter
  - Performing commercial TDRs decreased 32.1%
- 87.8% of performing TDRs are current
- We expect TDRs to continue to decline
- 66.4% of performing TDRs are mortgage and direct retail

[1] Excludes TDRs that are nonperforming totaling $319 million, $381 million, $479 million, $479 million, and $489 million at September 30, 2011, June 30, 2011, March 31, 2011, December 31, 2010, and September 30, 2010, respectively. These amounts are included in total nonperforming assets.
[2] Excludes government guaranteed loans.

Charge-offs Decrease Consistent with Expectations

Net Charge-offs / Average Loans[1]



Core charge-offs ■ Writedowns on Transfer to LHFS

Allowance for Loan and Lease Losses / Nonperforming Loans and Leases Held for Investment[1]



➢ Net charge-offs decreased 17.6%[1] compared to 2Q11 (down 5.6% including covered charge-offs); represents the lowest level in almost three years

➢ Net charge-offs from covered portfolio were $53 million, previously provided for – no income statement impact

➢ Expect total charge-offs[1] to be in the range of 1.40% to 1.50% for 4Q11

➢ Excluding covered assets, the allowance was reduced $123 million, similar to last quarter

➢ BB&T will remain conservative in our approach to the allowance, coverage levels remain strong

➢ Continued improvement in credit trends should allow for lower provisions and significantly reduced credit costs in future quarters

[1] Excludes covered loans and covered charge-offs.

Stable Margin Outlook



Net Interest Margin

- 3Q10: 4.09%
- 4Q10: 4.04%
- 1Q11: 4.01%
- 2Q11: 4.15%
- 3Q11: 4.09%



Rate Sensitivities

- Down 25: 0.43% / 0.22%
- Up 50: 0.51% / 0.50%
- Up 100: 1.14% / 1.14%
- Up 200: 2.69% / 2.68%

▲ Sensitivities as of 9/30/11   ☐ Sensitivities as of 6/30/11

➤ Margin is benefiting from wider loan credit spreads and declining cost of funds

➤ The impact on net interest income related to assets acquired in the Colonial transaction was unchanged from 2Q11

➤ Expect margin to decline slightly to the 4.00% area in 4Q11 driven by:

   ❑ Runoff of covered assets
   ❑ Mix change of earning assets to include increased securities balances
   ❑ Overall lower interest rate environment

➤ We continue to have an asset sensitive balance sheet positioned for rising rates

BB&T Expands Securities Portfolio

Portfolio Composition



39.5%
23.1%
17.4%
5.2%
5.2%
5.8%
1.7%
1.2%
0.9%

- ■ Agency MBS - Fixed Rate CMOs
- ■ Agency MBS - Floating Rate CMOs
- ■ Agency MBS - Fixed Rate Passthroughs
- ■ Agency MBS - Adjustable Rate Passthroughs
- ■ Covered securities
- ■ States and political subdivisions
- ■ Equity and other securities
- ■ Non-agency mortgage-backed securities
- ■ U.S. government-sponsored entities (GSE)

➤ Purchased $5.3 billion in GNMA securities in 3Q11 consisting of fixed and adjustable MBS

➤ Purchasing these securities, coupled with growing deposits, produced significant progress in complying with Basel III liquidity guidelines

➤ Approximately 28% of the portfolio is composed of floating rate securities

➤ More than 95% of the portfolio is backed by government or government agencies

➤ The portfolio weighted average life is 3.9 years at 3Q11

➤ Effective duration is 2.7 years at 3Q11

➤ Utilize held to maturity to limit OCI risk should interest rates increase

  ❑ 24.8% of securities are held to maturity

Fee Income

Fee Income Ratio[1]



- Insurance commissions declined consistent with normal seasonal fluctuations

- Service charges decreased due to BB&T's posting order change to chronological order, which was effective July 1, largely offset by other deposit-related fee changes

- Mortgage banking income increased due to higher production revenues and a net gain on the MSR hedge

- Other nondeposit fees and commissions increased in connection with the growth in corporate banking

- FDIC loss share income decreased due to the cash flows reassessment impact

- Securities losses reflect OTTI due to weaker actual and forecasted collateral performance for non-agency mortgage-backed securities

- Other income, net, reflects lower income from trading assets for post-employment benefits and greater writedowns on loans held for sale

Noninterest Income
($ in millions)

	3Q11	3Q11 v. 2Q11[2] Increase (Decrease)	3Q11 v. 3Q10 Increase (Decrease)
Insurance income	$ 241	(77.0)%	(4.4)%
Service charges on deposits	141	(10.9)	(4.1)
Mortgage banking income	123	191.2	(33.2)
Investment banking and brokerage fees and commissions	81	(39.7)	(4.7)
Checkcard fees	78	(5.0)	11.4
Other nondeposit fees and commissions	71	30.1	(4.1)
Bankcard fees and merchant discounts	51	(7.6)	13.3
Trust and investment advisory revenues	43	(17.6)	7.5
Income from bank-owned life insurance	33	54.7	10.0
FDIC loss share income, net	(104)	112.7	141.9
Securities gains (losses), net	(39)	NM	(116.3)
Other income, net	(29)	NM	123.1
Total noninterest income	**$ 690**	**(48.9)%**	**(37.8)%**

[1] Excludes securities gains (losses), the impact of FDIC loss share accounting and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.
[2] Linked quarter percentages are annualized.

Noninterest Expenses and Efficiency

Efficiency Ratio[1]



- We achieved positive operating leverage[1] during the quarter and expect this to continue in 4Q11
- Personnel expense benefited from lower post-employment benefits that are offset in noninterest income and lower healthcare costs
- Professional services increased due to legal expenses
- Other expense increased largely due to a loss on the sale of a leveraged lease
- We expect efficiency to be relatively stable in the fourth quarter

Noninterest Expense
($ in millions)

	3Q11	3Q11 v. 2Q11[2] Increase (Decrease)	3Q11 v. 3Q10 Increase (Decrease)
Personnel expense	$ 671	(7.0)%	4.5%
Foreclosed property expense	168	62.9	0.6
Occupancy and equipment expense	151	(2.6)	(3.8)
Professional services	100	75.6	19.0
Regulatory charges	46	(87.4)	(24.6)
Loan processing expenses	48	(8.1)	(9.4)
Amortization of intangibles	24	(15.9)	(20.0)
Software expense	30	13.7	7.1
Merger-related and restructuring charges, net	-	NM	(100.0)
Other expenses	179	28.5	1.7
Total noninterest expense	**$ 1,417**	**6.3%**	**0.6%**

- Excluding the tax benefit from the leveraged lease sale and provision to 2010 federal return true-up, the 3Q11 effective tax rate was in line with our expectations at 21.6% and expected to continue at this level.

[1] Excludes securities gains (losses), foreclosed property expense, amortization of intangible assets, merger-related and restructuring charges, the impact of FDIC loss share accounting, and other selected items. See Non-GAAP Reconciliations included in the attached Appendix.
[2] Linked quarter percentages are annualized.

Capital Strength[1]

Tier 1 Common Ratio



Tier 1 Capital Ratio



➤ BB&T estimates Tier 1 common under Basel III is 8.8%

➤ Capital levels currently exceed capital plan projections providing financial flexibility

➤ Consistent plans for capital deployment

   ❑ Organic growth

   ❑ Dividends

   ❑ Strategic opportunities

   ❑ Share buyback

➤ Management plans to call the trust preferred securities during 2012 and finish in 2013[2]

1   Current quarter regulatory capital information is preliminary. Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings. Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.
2   Excludes acquired trust preferred securities which are currently callable.

BB&T

No signs of economic issues affecting credit trends; recent vintage loan performance is very strong

Underlying fundamentals in loan and deposit growth exceptionally strong

Successfully accomplishing our diversification and workout strategies

Investing to drive revenue and loan growth

Re-conceptualizing our business to drive revenue and expense optimization

Providing best value proposition in our markets



Our Best Days Are Ahead!

Comments Regarding Disclosure

BB&T Corporation does not provide earnings guidance, but does discuss trends regarding the factors that influence potential future performance in both its quarterly earnings release and its quarterly earnings conference call.

These statements constitute "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. Please refer to the slide entitled "Forward Looking Information" for important cautionary information regarding forward-looking statements. BB&T undertakes no obligation to revise these statements following the date of this presentation.

Appendix

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010
Selected Capital Information [1]					
Risk-based capital					
Tier 1	$ 14,696	$ 14,363	$ 14,100	$ 13,959	$ 13,828
Total	18,839	18,641	18,389	18,319	18,465
Risk-weighted assets [2]	117,182	116,041	116,484	118,131	117,894
Average quarterly tangible assets	159,268	151,677	151,049	153,349	149,253
Risk-based capital ratios					
Tier 1	12.5 %	12.4 %	12.1 %	11.8 %	11.7 %
Total	16.1	16.1	15.8	15.5	15.7
Leverage capital ratio	9.2	9.5	9.3	9.1	9.3
Equity as a percentage of total assets	10.5	10.7	10.6	10.5	10.7
Book value per common share	$ 25.07	$ 24.37	$ 23.86	$ 23.67	$ 24.11
Selected Non-GAAP Capital Information [3]					
Tangible common equity as a percentage of tangible assets	7.1 %	7.2 %	7.2 %	7.1 %	7.0 %
Tier 1 common equity as a percentage of risk-weighted assets	9.8	9.6	9.3	9.1	9.0
Tangible book value per common share	$16.42	$ 15.95	$ 15.59	$ 15.43	$ 15.25

[1] Current quarter regulatory capital information is preliminary.

[2] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

[3] Tangible common equity and Tier 1 common equity ratios are Non-GAAP measures. BB&T uses the Tier 1 common equity definition used in the SCAP assessment to calculate these ratios. BB&T's management uses these measures to assess the quality of capital and believes that investors may find them useful in their analysis of the Corporation. These capital measures are not necessarily comparable to similar capital measures that may be presented by other companies.

Non-GAAP Capital Measures

(Dollars in millions)

	As of / Quarter Ended				
	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010
Calculations of Tier 1 common equity and tangible assets and related measures:					
Tier 1 equity	$ 14,696	$ 14,363	$ 14,100	$ 13,959	$ 13,828
Less:					
Qualifying restricted core capital elements	3,249	3,249	3,248	3,248	3,255
Tier 1 common equity	11,447	11,114	10,852	10,711	10,573
Total assets	$ 167,677	$ 159,310	$ 157,039	$ 157,081	$ 157,230
Less:					
Intangible assets, net of deferred taxes	6,330	6,353	6,374	6,391	6,419
Plus:					
Regulatory adjustments, net of deferred taxes	99	389	572	636	207
Tangible assets	161,446	153,346	151,237	151,326	151,018
Total risk-weighted assets [1]	$ 117,182	$ 116,041	$ 116,484	$ 118,131	$ 117,894
Tangible common equity as a percentage of tangible assets	7.1 %	7.2%	7.2%	7.1%	7.0%
Tier 1 common equity as a percentage of risk-weighted assets	9.8	9.6	9.3	9.1	9.0
Tier 1 common equity	$ 11,447	$ 11,114	$ 10,852	$ 10,711	$ 10,573
Outstanding shares at end of period (in thousands)	697,101	696,894	696,285	694,381	693,560
Tangible book value per common share	$ 16.42	$ 15.95	$ 15.59	$ 15.43	$ 15.25

[1] Risk-weighted assets are determined based on regulatory capital requirements. Under the regulatory framework for determining risk-weighted assets each asset class is assigned a risk-weighting of 0%, 20%, 50% or 100% based on the underlying risk of the specific asset class. In addition, off balance sheet exposures are first converted to a balance sheet equivalent amount and subsequently assigned to one of the four risk-weightings.

Non-GAAP Reconciliations

	As of / Quarter Ended				
	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010
Asset Quality Ratios (including amounts related to covered loans and covered foreclosed property)					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases [1,2]	1.18 %	1.24 %	1.29 %	1.65 %	1.86 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1,2]	0.99	1.08	1.36	1.34	1.53
Nonperforming loans and leases as a percentage of total loans and leases	1.85	2.07	2.49	2.49	2.64
Nonperforming assets as a percentage of:					
Total assets	1.98	2.32	2.69	2.73	2.81
Loans and leases plus foreclosed property	3.05	3.46	3.97	3.94	4.11
Net charge-offs as a percentage of average loans and leases	1.57	1.71	1.56	2.02	3.31
Allowance for loan and lease losses as a percentage of loans and leases held for investment	2.25	2.43	2.58	2.62	2.56
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.42 X	1.41 X	1.61 X	1.27 X	0.75 X
Nonperforming loans and leases held for investment	1.20	1.22	1.09	1.26	1.32

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] Excludes mortgage loans guaranteed by the government.

Non-GAAP Reconciliations

	As of / Quarter Ended				
	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010
Asset Quality Ratios (excluding amounts related to covered loans and covered foreclosed property)[3]					
Loans 30-89 days past due and still accruing as a percentage of total loans and leases[1,2]	1.03 %	1.00 %	1.11 %	1.39 %	1.65 %
Loans 90 days or more past due and still accruing as a percentage of total loans and leases [1,2]	0.18	0.20	0.27	0.29	0.29
Nonperforming loans and leases as a percentage of total loans and leases	1.94	2.18	2.64	2.64	2.82
Nonperforming assets as a percentage of:					
Total assets	1.83	2.18	2.56	2.64	2.76
Loans and leases plus foreclosed property	2.88	3.32	3.85	3.88	4.12
Net charge-offs as a percentage of average loans and leases[4]	1.44	1.80	1.65	2.15	3.54
Allowance for loan and lease losses as a percentage of loans and leases held for investment	2.25	2.41	2.58	2.63	2.69
Ratio of allowance for loan and lease losses to:					
Net charge-offs	1.55 X	1.32 X	1.52 X	1.20 X	0.74 X
Nonperforming loans and leases held for investment	1.15	1.14	1.03	1.19	1.30

Applicable ratios are annualized.

[1] Excludes mortgage loans guaranteed by GNMA that BB&T does not have the obligation to repurchase.

[2] Excludes mortgage loans guaranteed by the government.

[3] These asset quality ratios have been adjusted to remove the impact of covered loans and covered foreclosed property. Appropriate adjustments to the numerator and denominator have been reflected in the calculation of these ratios. Management believes the inclusion of covered loans in certain asset quality ratios that include nonperforming assets, past due loans or net charge-offs in the numerator or denominator results in distortion of these ratios and they may not be comparable to other periods presented or to other portfolios that were not impacted by purchase accounting.

[4] Excluding the impact of losses and balances associated with BB&T's NPA disposition strategy, the adjusted net charge-offs ratio would have been 1.46%, 2.07% and 1.80% for the second quarter 2011, and the fourth and third quarters of 2010, respectively.

Non-GAAP Reconciliations

	Quarter Ended				
	Sept. 30 2011	June 30 2011	March 31 2011	Dec. 31 2010	Sept. 30 2010
Efficiency ratio – GAAP	66.1 %	64.1 %	67.4 %	60.9 %	57.3 %
Effect of securities gains (losses), net	(1.0)	-	-	2.4	5.6
Effect of merger-related and restructuring charges, net	-	(0.1)	0.1	(0.2)	(0.4)
Effect of losses/write-downs on NPA disposition loans	(0.9)	(0.7)	(2.1)	(1.5)	(0.6)
Effect of FDIC loss share accounting	0.1	0.3	-	2.0	0.6
Effect of foreclosed property expense	(7.8)	(6.6)	(7.0)	(7.1)	(7.1)
Effect of leveraged lease sale	(0.8)	-	-	-	-
Effect of amortization of intangibles	(1.1)	(1.2)	(1.3)	(1.2)	(1.3)
Efficiency ratio – reported	54.6	55.8	57.1	55.3	54.1
Fee income ratio – GAAP	32.2 %	36.1 %	35.1%	41.3%	45.2%
Effect of securities gains (losses), net	1.1	-	-	(2.5)	(5.8)
Effect of losses/write-downs on NPA disposition loans	1.1	0.7	2.2	1.6	0.6
Effect of FDIC loss share accounting	4.9	4.0	2.8	1.4	2.3
Fee income ratio – reported	39.3	40.8	40.1	41.8	42.3



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